UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MAGNETEK, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-10233	95-3917584
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

N49 W13650 Campbell Drive
Menomonee Falls, WI	53051
(Address of Principal Executive Offices)	(Zip Code)

Hungsun Hui	(262) 252-2918
Vice President, Operations

(Name and telephone number, including area code, of the
person to contact in connection with report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒            Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report Exhibits

Conflict Minerals Disclosure
Magnetek, Inc. is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available at www.magnetek.com/ConflictMinerals.
Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNETEK, INC.

Dated: June 1, 2015	By:	/s/ Hungsun S. Hui
Hungsun S. Hui
Vice President, Operations

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for calendar year 2014